Exhibit (12)

Computation of Consolidated Ratios of Earnings to Fixed Charges

	Years ended December 31,
	2002	2001	2000	1999	1998
Excluding interest on deposits	4.81x	4.15x	4.03x	5.62x	7.19x
Including interest on deposits	2.38x	1.90x	1.76x	1.89x	1.74x

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Years ended December 31,
	2002	2001	2000	1999	1998
Income before income taxes	$219,296	$199,355	$192,764	$187,075	$155,685

Interest on deposits	$101,950	$158,159	$190,626	$169,701	$184,671
Borrowings and long-term debt	55,773	60,494	62,022	39,091	23,860
1/3 of net rental expense	1,757	2,722	1,598	1,385	1,288

Total fixed charges, including interest on deposits	$159,480	$221,375	$254,246	$210,177	$209,819

Total fixed charges, excluding interest on deposits	$57,530	$63,216	$63,620	$40,476	$25,148